Exhibit 21

List of Subsidiaries

The registrant owns 100% of the capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction of Organization
CAPA Manufacturing Corp.	Maryland
Safety Tech International, Inc.	Maryland